EXECUTION VERSION

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 7, 2010.

CONVERTIBLE PROMISSORY NOTE

USD $60,000,000.00	August 6, 2010

1.	PROMISE TO PAY

                          For value received, PRIMERO MINING CORP. (the “Debtor”) hereby promises to pay to the order of DESARROLLOS MINEROS SAN LUIS, S.A. de C.V. (together with its successors and assigns, the “Noteholder”), at the address listed in Section 15 (Notice), or such other place as the Noteholder may designate, the principal amount of SIXTY MILLION dollars ($60,000,000.00) in lawful money of the United States of America in the manner hereinafter provided, together with interest and other monies in the same currency which may from time to time be owing hereunder or pursuant hereto. All capitalized terms not defined in the body of this Note, are defined in Schedule “A” appended to this Note.

2.	INTEREST

                          Interest on the Principal Amount computed from the Effective Date shall be at the rate of THREE per cent (3%) per annum, calculated and payable as set out in this Section 2 (Interest). Interest shall be payable in the same currency as principal, on the Maturity Date on the balance from time to time outstanding of the Principal Amount of this Note, and on any other monies due and payable hereunder (including interest), both before and after maturity, default or judgment, at the rate set out in this Section 2 (Interest) calculated and compounded monthly not in advance, computed from the Effective Date on the basis of the actual number of days elapsed. For certainty, any overdue interest shall be added to the principal sum and shall bear interest accordingly.

3.	CONVERSION

3.1	Conversion Privileges

(a)

The Noteholder shall have the right, at any time up to and including the close of business one (1) Business Day prior to the Maturity Date, to convert the Principal Amount, or any portion thereof, into common shares in the capital of the Debtor (the “Common Shares”) at a price of Cdn$6.00 per Common Share (the “Conversion Price”), subject to adjustment as provided in Section 3.3.

(b)

On the Initial Maturity Date, the Debtor shall have the option, upon five (5) Business Days’ prior written notice to the Noteholder (the “Debtor’s Conversion Notice”), to convert any of the Principal Amount that has not been converted into Common Shares pursuant to Subsection 3.1(a) above, into Common Shares at a price (the “Maturity Conversion Price”) equal to 90% of the volume weighted average trading price (“VWAP”) of the Common Shares on the Toronto Stock Exchange (the “TSX”), or if listed solely on the TSX Venture Exchange (the “TSXV”), then of the Common Shares on the TSXV, for the five (5) trading days ending immediately prior to the Initial Maturity Date.

(c)

In the event that the Debtor provides a Debtor’s Conversion Notice to the Noteholder pursuant to Subsection 3.1(b) above, then the Noteholder shall have, up to and including the close of business one (1) Business Day prior to the Initial Maturity Date, the right to extend the Initial Maturity Date until the second anniversary of the Effective Date (the “Second Maturity Date”) by providing the Debtor with written notice of its intention to exercise such right. In the event that the Noteholder exercises its right to extend the term of the Note to the Second Maturity Date, the Debtor shall have the option to (i) pay the Principal Amount in cash, or (ii) upon five (5) Business Days’ prior written notice to the Noteholder (the “Debtor’s Second Conversion Notice”) to convert the Principal Amount that has not been converted into Common Shares on the Second Maturity Date into Common Shares at a price equal to the greater of (i) the Maturity Conversion Price, and (ii) 90% of the VWAP of the Common Shares on the TSX, or if listed solely on the TSXV, then of the Common Shares on the TSXV, for the five (5) trading days ending immediately prior to the Second Maturity Date.

(d)

In determining the number of Common Shares to be issued on conversion as provided in any of Subsections 3.1(a), (b) or (c) above, the Principal Amount to be converted will be converted into Canadian dollars by multiplying that amount by 1.05.

(e)	If the Common Shares are listed on the TSX, the ability of the Debtor to deliver a Debtor’s Conversion Notice, or a Debtor’s Second Conversion Notice, is subject to the approval of the TSX.

3.2	Manner of Exercise of Right to Convert

(a)

If the Noteholder wishes to convert this Note, in whole or in part, into Common Shares pursuant to Subsection 3.1(a), it shall surrender this Note to the Debtor, together with the Conversion Form set forth in Schedule “G” hereto (the “Conversion Form”), duly executed by the Noteholder, irrevocably exercising its right to convert the Principal Amount, or such portion thereof, in accordance with the provisions hereof. If the Debtor has exercised its option to convert the Principal Amount into Common Shares and has delivered to the Noteholder the Debtor’s Conversion Notice or the Debtor’s Second Conversion Notice pursuant to Subsections 3.1(b) or (c) respectively, the Noteholder shall have five (5) Business Days from its receipt of the Debtor’s Conversion Notice to surrender this Note to the Debtor. Upon surrender of this Note in either circumstance (together with the Conversion Form in the event of the exercise of a conversion right by the Noteholder), the Noteholder or its nominee or assignee shall be entitled to be entered in the books of the Debtor as at the Date of Conversion (as defined below) as the holder of the number of Common Shares into which this Note, or portion thereof, is convertible in accordance with the provisions hereof and, as soon as practicable thereafter and in any event no later than three (3) Business Days thereafter, the Debtor shall deliver or cause to be delivered to the Noteholder or, subject as aforesaid, its nominee, participant or assignee, a certificate for such Common Shares.

(b)

For the purposes hereof, the date of conversion of this Note (the “Date of Conversion”) shall be deemed to be the date on which it is surrendered in accordance with the provisions hereof and, if this Note is surrendered by mail or other means of delivery, the date on which it is received by the Debtor during regular business hours on a Business Day. Notwithstanding the foregoing, if the Noteholder has failed to surrender this Note within the prescribed time set forth in Subsection 3.2(a) following the exercise by the Debtor of its option to convert this Note pursuant to Subsections 3.1(b) or (c), the Noteholder shall be deemed to have surrendered this Note to the Debtor on the fifth Business Day following the Noteholder’s receipt of the Debtor’s Conversion Notice or the Debtor’s Second Conversion Notice, as applicable, and the applicable Date of Conversion shall be such deemed date of surrender.

(c)

If only part of the Principal Amount outstanding is converted by the Noteholder in accordance with this Section 3, upon surrender of this Note to the Debtor, the Debtor shall cancel the same and shall, without charge, forthwith certify and deliver to the Noteholder a new Note in the aggregate Principal Amount equal to the unconverted part of the Principal Amount of this Note.

(d)

Upon surrender of this Note for conversion in accordance with this Section 3, the Noteholder will be entitled to receive that number of Common Shares equal to the quotient obtained when the aggregate of the Principal Amount to be converted (after conversion into Canadian dollars as per Section 3.1(d)) is divided by the Conversion Price.

(e)

Common Shares issued upon conversion of this Note in accordance with the terms hereof shall be entitled to all rights and privileges accorded to holders of record of Common Shares on and after the Date of Conversion, from which date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

3.3	Adjustment Provisions

                          The Conversion Price will be subject to adjustment from time to time in the events and in the manner following:

(a)	If and whenever at any time after the date hereof, and prior to the Maturity Date, the Debtor:

	(i)	subdivides or redivides any outstanding Common Shares into a greater number of Common Shares;

	(ii)	reduces, combines or consolidates any outstanding Common Shares into a smaller number of Common Shares; or

(iii)

issues Common Shares or any securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution;

(any of such events in paragraphs 3.3(a)(i), (ii) or (iii) being called a “Share Reorganization”), the Conversion Price will be adjusted by multiplying the Conversion Price by a fraction, the numerator of which is the number of Common Shares outstanding on the record date or effective date of such Share Reorganization and the denominator of which is the total number of Common Shares outstanding immediately after such record date or effective date (including, in the case where securities convertible into or exchangeable for Common Shares are distributed pursuant to paragraph 3.3(a)(iii), the number of Common Shares that would have been outstanding had all such securities been converted into or exchanged for Common Shares on such record date or effective date).

(b)

If and whenever at any time after the date hereof, and prior to the Maturity Date, the Debtor fixes a record date for the issuance or distribution to the holders of all or substantially all of the outstanding Common Shares of (i) securities of the Debtor, including rights, options or warrants to acquire securities of the Debtor or any of its property or assets and including evidences of indebtedness or (ii) any property, money or other assets of the Debtor, including evidences of indebtedness, and if such issuance or distribution does not constitute a Share Reorganization (any such non-excluded issuance or distribution, a “Special Distribution”), the Conversion Price shall, subject to the approval of the TSX, be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(i)

the numerator of which shall be the product of the number of Common Shares outstanding on such record date and the VWAP of the Common Shares for the twenty (20) consecutive trading days ending immediately prior to such record date, less the fair market value on a per share basis, as determined by the Board of Directors of the Debtor, of such securities, property or assets comprising the Special Distribution; and

(ii)

the denominator of which shall be the product of the number of Common Shares outstanding on such record date and the VWAP of the Common Shares for the twenty (20) consecutive trading days ending immediately prior to such record date.

To the extent that any Special Distribution is not so made, the Conversion Price will be readjusted effective immediately to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the securities, property or assets actually distributed.

(c)

If and whenever at any time after the date hereof, and prior to the Maturity Date, the Debtor fixes a record date for the issue of rights, options or warrants to all or substantially all the holders of Common Shares (the “Rights”) under which such holders are entitled, during a period expiring not more than 45 days after the date of such issue (the “Rights Period”), to subscribe for or purchase Common Shares (the “Common Rights”) or securities exchangeable for or convertible into Common Shares (the “Convertible Rights”) at a price per share to the holder (or at an exchange or conversion price per share during the Rights Period to the holder in the case of Convertible Rights) of less than 95% of the VWAP of the Common Shares for the twenty (20) consecutive trading days ending three trading days prior to such record date (any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the record date for the Rights Offering to a price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:

(i)

the numerator of which shall be the sum of the number of Common Shares outstanding on such record date and a number obtained by dividing (a) either the product of the total number of Common Shares so offered for subscription or purchase and the price at which such shares are so offered, or the product of the maximum number of Common Shares into or for which the convertible or exchangeable securities so offered for subscription or purchase may be converted or exchanged and the conversion or exchange price of such securities, as the case may be, by (b) the VWAP of the Common Shares for the twenty (20) consecutive trading days ending three trading days prior to such record date; and

(ii)

the denominator of which shall be the sum of the number of Common Shares outstanding on such record date and the number of Common Shares so offered for subscription or purchase (or, in the case of securities convertible into or exchangeable for Common Shares, the maximum number of Common Shares into or for which the securities so offered for subscription or purchase may be converted or exchanged).

To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Conversion Price will be readjusted to the Conversion Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

(d)

If and whenever at any time after the date hereof, and prior to the Maturity Date, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Debtor with or into any other company or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Debtor as an entirety or substantially as an entirety to another company or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a “Capital Reorganization”), if the Noteholder exercises the right to convert this Note into Common Shares after the effective date of such Capital Reorganization the Noteholder will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which the Noteholder was previously entitled upon such conversion, the aggregate number and kind of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which such holder was previously entitled upon conversion. The Debtor will take all steps necessary to ensure that, on a Capital Reorganization, the Noteholder will receive the aggregate number of shares, other securities or other property to which it is entitled as a result of the Capital Reorganization. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Noteholder to the end that the provisions set forth in this Section 3 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the conversion of this Note.

(e)

If the purchase price provided for in any rights, options or warrants (the “Rights Offering Price”) referred to in Subsection 3.3 is decreased, subject to TSX approval, the Conversion Price will forthwith be changed so as to decrease the Conversion Price to the Conversion Price that would have been obtained if the adjustment to the Conversion Price made under Subsection 3.3 with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this subsection will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting decrease in the Conversion Price under this subsection would be greater than the decrease, if any, in the Conversion Price to be made under the terms of this subsection by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

(f)

In any case in which the provisions hereof requires that an adjustment shall become effective immediately after a record date for an event referred to herein, the Debtor may defer, until the occurrence of such event, issuing to the Noteholder converting after such record date and before the occurrence of such event, the additional securities issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment, provided, however, that the Debtor will deliver to the Noteholder an appropriate instrument evidencing the Noteholder’s right to receive such additional securities upon the occurrence of the event requiring such adjustment and, subject to completion of such event, the right to receive any distributions made on such additional securities on and after such date as the Noteholder would, but for the provisions of this Subsection 3.3(f), have become the holder of record of such additional securities hereunder. A certificate for such additional Common Shares will be delivered to the Noteholder within five (5) Business Days following the completion of the applicable event.

(g)

In the event of any question arising with respect to the adjustments provided herein, such question will be conclusively determined by the Debtor’s auditors who shall have access to all necessary records of the Debtor and such determination will be binding upon the Debtor and the Noteholder.

3.4	Adjustments to be Cumulative and Successive

                          The adjustments provided for in Subsection 3.3 are cumulative and will apply successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues other events resulting in any adjustment under the provisions Subsection 3.3, provided notwithstanding any other provision hereof, no adjustment of the Conversion Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Conversion Price then in effect. The adjustments shall be made successively whenever any event referred to therein shall occur.

3.5	No Requirement to Issue Fractional Shares

                          The Debtor shall not issue fractional Common Shares upon the conversion of this Note. If any fractional interest in a Common Share would, except for the provisions of this Section 3.4, be deliverable upon the conversion of any Principal Amount of this Note, any such fractional interest shall be rounded up to the nearest whole number of Common Shares.

3.6	Taxes and Charges on Conversion

                          The Debtor will from time to time promptly pay or make provision for the payment of all Taxes which may be imposed by applicable laws (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Common Shares to the Noteholder upon the exercise of its right of conversion pursuant to the terms of this Note.

3.7	Certificate as to Adjustment

                          The Debtor shall from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.3, deliver a certificate to the Noteholder, executed by the Chief Executive Officer or the Chief Financial Officer of the Debtor, specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby including the resulting Conversion Price and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Such certificate and the amount of the adjustment specified therein shall, subject to the provisions of Sections 3.5 and 3.6 and absent manifest error, be conclusive and binding on all interested parties; provided that, if requested in writing by the Noteholder, the Debtor shall submit the certificate to a firm of chartered accountants selected by the Debtor and acceptable to the Noteholder for review and confirmation of the calculation and, to the extent required, the facts upon which the calculation was based, and the results of such review shall be conclusive and binding on all interested parties. The fees and expenses incurred by the chartered accountants in connection with the services contemplated in this Section 3.7 shall be borne equally by the Debtor and the Noteholder.

3.8	Notice of Special Matters

                          The Debtor covenants that, so long as this Note remains outstanding, it will give notice to the Noteholder of its intention to fix a record date for any event referred to in Section 3.3 which may give rise to an adjustment in the Conversion Price, and such notice shall specify the particulars of such event and the record date or the effective date, as applicable, for such event. Except where the Noteholder otherwise consents to in writing, such notice shall be given not less than twenty (20) days prior to the applicable record date.

3.9	Debtor to Reserve Shares

                          The Debtor covenants that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue upon conversion of this Note such number of Common Shares as shall then be issuable upon the conversion of this Note. All Common Shares which shall so be issuable shall be duly and validly issued, fully paid and non-assessable.

3.10	Legended Share Certificates

                          Notwithstanding anything herein contained, Common Shares issuable upon conversion of this Note will only be issued in compliance with the securities laws of any applicable jurisdiction, and the certificates representing the Common Shares thereby issued may bear such legend(s) as may, in the opinion of counsel to the Debtor, acting reasonably, be necessary in order to avoid a violation of any securities laws of any province in Canada or of the United States or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of counsel to the Debtor, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder’s expense, provides the Debtor with evidence satisfactory in form and substance to the Debtor (which may include an opinion of counsel satisfactory to the Debtor) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Debtor in exchange for a certificate which does not bear such legend.

4.	PRINCIPAL PAYMENTS AND MATURITY

	(a)	The Principal Amount of this Note together with all accrued and unpaid interest and all other monies owing hereunder, shall become due and payable on the Maturity Date.

(b)

Not later than the fifth Business Day following the receipt by any Obligor of any Offering Proceeds, the Debtor shall pay, or cause to be paid, all such Offering Proceeds to the Noteholder on account of the accrued interest and principal owing hereunder.

	(c)	All instalments of principal and interest hereunder received by the Noteholder shall be applied first as against interest outstanding and secondly against the principal sum.

5.	PREPAYMENT

                          Subject to the next sentence hereof, the Debtor may prepay the Principal Amount of this Note either in whole at one time or in part from time to time, upon forty-eight (48) hours prior written notice to the Noteholder, without any bonus or penalty whatsoever, provided all interest accrued and unpaid at the time of such prepayment in respect of the principal amount being prepaid is paid together with such principal repayment. Notwithstanding the foregoing, the Debtor may not prepay the Principal Amount either in whole in or part during the period commencing on date of the delivery by the Noteholder of a Conversion Form and ending on the Date of Conversion.

6.	PAYMENT GENERALLY

(a)

All amounts payable by the Debtor hereunder shall be paid to the Noteholder in United States Dollars, in immediately available funds, without set off or counterclaim on the day such payment is due (i) by wire transfer at such account or financial institution as the Noteholder may from time to time notify the Debtor or (ii) by bank draft delivered to the Noteholder at its address as set forth in Section 15 hereof. Any payments received after 3:00 p.m. (Vancouver time) will be considered for all purposes as having been made on the next following Business Day.

(b)

If the due date of any payment under this Note would otherwise fall on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day, together with interest that has accrued to the date of payment.

(c)

The Noteholder will maintain in accordance with its usual practice one or more accounts evidencing the indebtedness of the Debtor to the Noteholder hereunder. Such account(s) will be prima facie evidence of the obligations recorded therein, provided that any failure by the Noteholder to maintain any account or any error therein shall not affect the obligation of the Debtor to repay its indebtedness to the Noteholder in accordance with this Note.

7.	TAXES

                          The Debtor will pay or cause to be paid all Taxes now or in the future levied in respect of the Credit Documents or any payment made hereunder or thereunder.

8.	INTEREST CALCULATIONS

(a)

Except as otherwise specifically provided herein, where in this Note a rate of interest is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation, whether 365 or 366, as the case may be, and dividing it by the number of days in the deemed year.

(b)

Notwithstanding anything in this Note to the contrary, in the event that any provision of this Note would oblige the Debtor to make any payment of interest or other amount payable to the Noteholder hereunder in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Noteholder of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other applicable law), notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Noteholder of interest at a criminal or prohibited rate, such adjustment to be effected, to the extent necessary, firstly, by reducing the amount or rate of interest pursuant to Section 2 (Interest Rate) of this Note; and thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada), as may be amended from time to time, or any other applicable law. Any amount or rate of interest referred to in this Note shall be determined in accordance with generally accepted actuarial practices and principles over the term hereof and, in the event of a dispute, a certificate of a fellow of the Canadian Institute of Actuaries appointed by the Noteholder shall be conclusive for the purposes of such determination.

(c)

In determining whether or not the interest paid or payable under this Note exceeds the maximum amount permitted by Section 8(b), the Debtor and the Noteholder shall, to the maximum extent permitted under the Criminal Code (Canada) or any other applicable law, characterize any non-principal payments as an expense, fee or premium or other payment rather than as interest, as may be necessary to reduce the amount otherwise characterized as interest pursuant to such applicable law, exclude voluntary prepayments and the effects thereof and amortize, prorate, allocate and spread the total amount of interest rateably over the longer of the contemplated term or the actual duration that any Obligations remain outstanding.

9.	REPRESENTATIONS AND WARRANTIES

                          The Debtor hereby represents and warrants to the Noteholder as of the date of this Note (unless otherwise specified in this Note) and so long as any Obligations remain outstanding, as follows, and acknowledges that the Noteholder is relying upon such representations and warranties in entering into the transactions that give rise to the Principal Amount, which representations and warranties shall survive the execution and delivery of this Note:

(a)

Corporate Existence and Capacity. Each Obligor (i) is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, (ii) other than as contemplated in the Transition Services Agreement, has all requisite corporate or other power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted except to the extent that failure to have the same could not reasonably be expected to have a Material Adverse Effect, (iii) is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify could (either individually or in the aggregate) have a Material Adverse Effect, (iv) has full power, authority and legal right to make and perform each of the Credit Documents to which it is a party, (v) is in material compliance with all applicable laws and regulations and all agreements, and (vi) has good title to all its assets, free and clear of any Encumbrances, except Permitted Encumbrances.

(b)

Authorization; Binding Effect. The making and performance by each Obligor of the Credit Documents and all other documents and instruments to be executed and delivered thereunder by it have been duly authorized by all necessary corporate action and each of the Credit Documents and other documents and instruments has been duly executed and delivered by it and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms subject to bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally and to general equitable principles, and do not and will not contravene (i) its constitutive documents; or (ii) any applicable law, decree, regulation, judgment, award, injunction or similar legal restriction, as now in effect; or (iii) any agreement or instrument or material contractual restriction binding on or affecting it or its property, and do not and will not result in the imposition of any Encumbrance on any property of any Obligor, except Permitted Encumbrances.

(c)	No Conflict. The execution and delivery of the Credit Documents by each Obligor and the consummation by each Obligor of the transactions contemplated hereby will not violate or result in a breach of:

	(i)	any provision of the constating documents or any resolution of the board of directors (or any committee thereof) or any resolution of the shareholders of each Obligor;

	(ii)	any Applicable Law to which any Obligor is subject; or

	(iii)	any provision of any contract, agreement or other instrument to which any Obligor is a party.

(d)

Contractual and Regulatory Approvals. No Obligor is under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no license, consent, authorization or approval or other action by, or notice to or filing or registration with, any Governmental Authority (including any foreign exchange approval), and no other third-party consent or approval is necessary for the due execution, delivery and performance by it of the Credit Documents to which it is a party or for the legality, validity or enforceability thereof against it and there is no law, regulation or decree that imposes material adverse condition upon the completion of any of the transactions contemplated herein.

(e)

Financial Information. The most recent annual financial statements and quarterly financial statements in respect of the Debtor that are filed and available on SEDAR are complete in all material respects and, fairly present, in conformity with GAAP, the financial position of the Debtor, as of the date thereof, and its results of operations and cash flows as of the date referred to therein.

(f)

No Proceedings. There are no Legal Proceedings or Orders outstanding against any Obligor (either individually or in the aggregate), and to the knowledge of the Debtor, except for the threatened claim by Alamos Gold Inc., there are no Legal Proceedings or governmental investigations pending or threatened against any Obligor.

(g)	Corporate Structure. The organizational structure of Primero and each Obligor is as set out in Schedule “B”, which Schedule contains:

(i)	all of the Obligors; and

(ii)

a complete and accurate list of: (A) each such Person’s full and correct name and the jurisdiction in which each such Person exists; (B) the full address of each such Person’s registered office, chief executive office and all places of business and, if the same is different, the address at which the Books and Records of such Person are located, the address at which senior management of such Person are located and conduct their deliberations and make their decisions with respect to the business of such Person and the address from which the invoices and accounts of such Person are issued; and (C) details of the authorized and issued share capital, partnership interests, membership interest or other similar interest of each such Person, the name of the registered and beneficial owner of all of the issued and outstanding securities of each such Person and the percentage ownership interest of voting stock owned by the direct parent company in each such Person (except for the Debtor).

(h)	Inter-Corporate Debt. There is no Inter-Corporate Debt except as set out in Schedule “C”.

(i)

Judgments, Etc. No Obligor is subject to any judgment, order, writ, injunction, decree or award that has not been stayed or of which enforcement has not been suspended and that individually or in the aggregate constitutes, or is reasonably likely to result in, a Material Adverse Effect.

(j)

No Event of Default. No Event of Default or Pending Event of Default has occurred and is continuing. No Obligor is in default under any agreement, guarantee, indenture or instrument to which it is a party or by which it is bound, the breach of which could reasonably be expected to cause a Material Adverse Effect or affect its ability to perform any of its obligations under any Credit Document to which it is a party.

(k)

Assets. No Obligor except for PEM, has any material assets other than those assets purchased pursuant to the Asset Purchase Agreement or the STB Share Purchase Agreement. Other than as disclosed on the balance sheet of the Debtor as at March 31, 2010, as included in the unaudited interim financial statements of the Debtor filed on SEDAR and those assets purchased pursuant to the Asset Purchase Agreement and the STB Share Purchase Agreement, the Debtor does not have any material assets.

(l)

No Material Indebtedness. No Obligor has any material indebtedness or Liabilities other than as contemplated pursuant to the Credit Documents or incurred in connection with the consummation of the transactions set out herein or as disclosed in Schedule “D”.

(m)

Absence of Changes. Since the date of the final prospectus issued in connection with the Primero Financing, there has been no material change to the information contained in such prospectus with respect to the Debtor other than as publicly disclosed or disclosed herein.

(n)

Taxes. Each Obligor has filed all Tax returns which are required to be filed by it and has paid all Taxes due pursuant to such returns or pursuant to any assessment received by it, other than any such Taxes that are being contested in good faith by an appropriate proceeding and for which reserves have been established in accordance with GAAP.

(o)

Compliance with Applicable Laws and Credit Documents. Each Obligor is in compliance with all Applicable Laws of any Governmental Authority having jurisdiction over it or its properties and all material agreements, other than where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

10.	COVENANTS

                          The Debtor covenants and agrees with the Noteholder that, unless compliance has been waived in writing by the Noteholder and so long as any Obligations remain outstanding, it will do, and will cause each other Obligor to do the following:

(a)	Punctual Payment of Obligations. The Debtor shall make payment of the Obligations when due.

(b)	No Material Change Conduct of Business.

(i)

Each Obligor shall carry out and perform all operations and activities in a commercially prudent manner and in accordance with all Applicable Laws, all applicable licences, permits and other authorizations and good mining, processing, engineering and environmental practices prevailing in the mining industry.

(ii)

Subject at all times to the workplace rules, and provided any rights of access do not interfere with any exploration, development, mining or processing work, the Debtor hereby grants, and agrees that it shall cause each other Obligor to grant, to the Noteholder and its representatives, at reasonable times and upon reasonable notice and at the Noteholder’s sole risk and expense, the right to access the Obligor’s personnel and the properties and facilities owned or operated by the Obligors. The Noteholder shall indemnify and save harmless the Debtor from and against all losses, damages and claims suffered or incurred by any Obligor arising out of or in connection with the exercise of the Noteholder’s rights under this Section 10(b)(ii).

(iii)

Subject to Sections 10(k)(vii) and 10(p)(iii), and the Permitted Encumbrances, PEM and its Subsidiaries will be the only owner (or lessee with respect to leased assets) of all of the assets, property and undertaking used or acquired for use in connection with the San Dimas Mine (other than the employees employed at the San Dimas Mine), including the Mining Properties, the San Dimas Mining Lots and the Mineral Processing Facility (collectively, the “San Dimas Collateral”) and shall ensure that no other Person (other than a lessor with respect to leased assets) holds or acquires any ownership right, title or interest in or to such assets, property and undertaking. The Debtor and its Subsidiaries shall not own any assets other than the San Dimas Assets and the Ventanas Concessions.

(iv)

PEM shall not abandon any of the Mining Properties or allow or permit any of the Mining Properties to lapse or cease conducting mining operations or activities on the Mining Properties, unless PEM provides evidence satisfactory to the Noteholder, acting reasonably, that it is not economical to mine Minerals from the Mining Properties that it proposes to abandon or let lapse.

(c)

Compliance with Laws and Contracts. Subject to the Transition Services Agreement, each Obligor will obtain and maintain in force (or where appropriate, promptly renew) all Authorizations necessary for carrying out its business and operations generally, including those Authorizations required under each Credit Document, and at all times comply with all Applicable Laws and regulations relating to it and its business other than (except in the case of laws relating to corruption and bribery) where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(d)

Maintenance of Accounting Methods and Financial Records. Each Obligor will maintain a system of accounting which is established and administered in accordance with GAAP consistently applied, keep adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles, keep accurate and complete records of any property owned by it.

(e)

Books; Records; Inspections. Each Obligor will keep true, complete and accurate Books and Records of all of its operations and activities. The Debtor shall provide and shall cause the other Obligors to, provide to the Debtor such Books and Records and other information as may be required for the Debtor to comply with any of its reporting obligations hereunder. Subject to the confidentiality provisions of this Note, the Debtor shall provide and shall cause the other Obligors, to provide, copies to the Noteholder, and permit the Noteholder and its authorized representatives to perform audits or other reviews and examinations from time to time, of each of the Obligors’ Books and Records. The Noteholder shall diligently complete any audit or other examination permitted hereunder the costs of which shall be borne by the Noteholder.

(f)	Maintenance of Legal Existence. Each Obligor shall preserve and maintain its existence in good standing.

(g)	No change in status. No Obligor shall, without the prior written consent of the Noteholder:

	(i)	change its name without providing the Noteholder with ten (10) Business Days prior written notice thereof;

	(ii)	continue into any other jurisdiction; and

	(iii)	amend any of its organizational documents in a manner that would be prejudicial to the interests of the Noteholder under the Credit Documents.

(h)

Location of Assets in Other Jurisdictions. No Obligor shall, except in the case of Property being delivered to a customer in the ordinary course of business as part of the performance of its obligations, or the provision of its services, under a contract entered into with that customer, (1) move any Property from a jurisdiction in which the Encumbrance of the Security over such Property is perfected to a jurisdiction where that Encumbrance is not perfected or where, after a temporary period allowing for registration in such other jurisdiction, that Encumbrance could become unperfected, or (2) suffer or permit in any other manner any of its Property to not be subject to that Encumbrance or to be or become located in a jurisdiction in which that Encumbrance is not perfected, unless:

(i)	the Obligor has first given thirty (30) days prior written notice thereof to the Noteholder; and

(ii)

the applicable Obligor has first executed and delivered to the Noteholder all Security and all financing or registration statements deemed necessary or admissible by, and in form and substance satisfactory to the Noteholder in its sole discretion, to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property in such jurisdiction, together with any supporting certificates, resolutions, opinions and other documents as the Noteholder may deem necessary or desirable in its sole discretion, in connection with such security and registrations.

(i)	Financial Statements and/or Information.

(i)

The Debtor will furnish to the Noteholder within ninety (90) days, or within one hundred and twenty (120) days in the event that the Debtor is listed on the TSXV, after the end of each Fiscal Year, its annual audited financial statements (prepared on a consolidated basis), which will be prepared in conformity with GAAP. It will also furnish to the Noteholder from time to time such other information regarding its financial condition, operations, business or prospects as the Noteholder may reasonably request.

(ii)

The Debtor will furnish to the Noteholder within forty-five (45) days, or within sixty (60) days in the event that the Debtor is listed on the TSXV, after the end of each of its first three (3) Fiscal Quarters of each Fiscal Year, the balance sheet and related statement of operations as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year (prepared on a consolidated basis), which shall in each case include a comparison to the corresponding period in the previous Fiscal Year, which will be prepared in conformity with GAAP.

	(iii)	The filing of any of the foregoing documents referred to in subparagraph (i) and (ii) on SEDAR shall satisfy the delivery obligation in relation to such documents so filed.

(iv)

All financial statements furnished to the Noteholder will fairly present the financial condition and the results of the operations of the Debtor on a consolidated basis, and all other information furnished to the Noteholder will be accurate, complete and correct in all respects.

(j)

Maintenance of Property. Each Obligor shall keep all Property useful and necessary in its business in good working order and condition, normal wear and tear excepted, and do and cause to be done all things necessary to preserve and keep in full force all Intellectual Property and registrations thereof necessary to carry on its business.

(k)	Security.

(i)

As security for the payment and performance, when due, of all Obligations, the Debtor shall, and shall cause each other present and future Obligor to, grant and maintain at all times perfected charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired real and personal property of each Obligor (collectively, the “Collateral”) and cause each Obligor, other than the Debtor, to execute and deliver an unlimited guarantee, guaranteeing the payment and performance of the Obligations, all pursuant to one or more agreements with the Noteholder, in form and substance satisfactory to the Noteholder.

(ii)	Without in any way limiting Section 10(k)(i) above:

(1)

PEM shall execute and deliver a guarantee in favour of the Noteholder in form and substance satisfactory to the Noteholder, acting reasonably, acknowledging the material benefits to PEM arising directly or indirectly pursuant to this Note, and guaranteeing the payment and performance, when due, of all Obligations;

(2)

PEM shall grant, as security for all Obligations, to and in favour of the Noteholder, charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired property of PEM, including the Mining Properties, the San Dimas Mining Lots owned by PEM on the date hereof, the San Dimas Mining Lots PEM will acquire pursuant to the Private Purchase and Sale Agreement subsequent to the date hereof, the Mineral Processing Facility and all other assets or property used or acquired for use in connection with the San Dimas Mine, pursuant to one or more agreements (which, for greater certainty, shall include, subject only to Permitted Encumbrances, a mortgage over the Mining Properties, the San Dimas Mining Lots and the Mineral Processing Facility, and a non-possessory pledge (prenda sin transmision de posesión) over all of PEM’s present and after-acquired movable assets), in form and substance satisfactory to the Noteholder, and subordinated to any security interests in such assets given by any Obligor to (x) SWC pursuant to the San Dimas SPA and (y) Goldcorp pursuant to the Deed of Indemnity, and ranking pari pasu with (x) Goldcorp pursuant to the indemnity for any indebtedness with respect of the VAT Financing and (y) the Noteholder under the $50M Note;

(3)

The Debtor shall cause each Obligor to whom any debt, liability or obligation is owed by any other Obligor to execute and deliver a written assignment and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to the Noteholder, acting reasonably, that subordinates and postpones the enforcement of any such claims and the realization of any security interests or charges granted to secure such claims to the Credit Documents and, from and after an Event of Default or Pending Event of Default, and until such Event of Default or Pending Event of Default is remedied, assigns, subordinates and postpones the payment of such debts, liabilities and obligations to the payment in full of all debts, liabilities and obligations of such Person to the Noteholder subject to (x) Permitted Encumbrances (y) Goldcorp pursuant to the Deed of Indemnity and (z) SWC pursuant to the San Dimas SPA;

(4)

the Debtor shall deliver evidence that a certificate of non-encumbrance has been obtained from the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, and from the Public Registry of Mines (Registro Público de Minería), confirming that there are no Encumbrances registered against the Mining Properties or the San Dimas Mining Lots, other than Permitted Encumbrances;

(5)

the Debtor shall deliver evidence that a certificate of non-encumbrance has been obtained from the Public Registry of Commerce (Registro Público de Comercio), confirming that there are no Encumbrances registered against PEM’s commercial folio, other than Permitted Encumbrances; and

(6)

the Debtor shall deliver evidence that a preventive notice (aviso preventivo or aviso pre-preventivo) has been filed with the Public Registry of Mines (Registro Público de Minería) and with the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, in respect of the registration of any security agreement over the Mining Properties and the San Dimas Mining Lots, respectively.

(iii)	The Debtor shall cause each Obligor to:

	(1)	execute and deliver the Credit Documents to which they are a party concurrently with the execution and delivery of this Note;

	(2)	deliver, on the Effective Date, the documentation and information set forth under Sections 10(k)(ii)(4), 10(k)(ii)(5) and 10(k)(ii)(6) of this Note;

(3)

make or arrange for all such registrations, filings and recordings in all such jurisdictions (collectively, the “Relevant Jurisdictions”, which for greater certainty shall include submission for registration of any mortgage over the Mining Properties in the Public Registry of Mines (Registro Público de Minería), registration of any mortgage over San Dimas Mining Lots that are owned by PEM on the date hereof in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, and the registration of any pledge without transfer of possession (prenda sin transmisión de posesión) in the Public Registry of Commerce (Registro Público de Comercio)), and shall do all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Security, promptly after the execution and delivery of this Note and in any event, with respect to registrations, filings and recordings required in Mexicoand Barbados, within 10 days of the date hereof, and deliver evidence to the Noteholder that all such registrations, filing and recording in all Relevant Jurisdictions have been applied for, within such period, provided however that:

a)           for the San Dimas Mining Lots PEM will acquire subsequent to the date hereof pursuant to the Private Purchase and Sale Agreement, registration of any mortgage over such San Dimas Mining Lots in the Public Registry of Property shall occur within 10 days of the transfer of title to PEM;

b)           for the shares of STB that the Debtor will acquire subsequent to the date hereof, filings and recordings required in Barbardos over such shares shall occur within 10 days of the transfer of legal title of the shares of STB to the Debtor.

(4)

within 180 days of the Effective Date, deliver evidence to the Noteholder that all registrations, filings and recording of the Security in the Relevant Jurisdictions have been duly completed, showing the Security ranking in first place, subject to Permitted Encumbrances, which for greater certainty shall include: (1) the first official transcript (primer testimonio) of any public deed containing a mortgage over any Mining Property, with evidence of its registration in the Public Registry of Mines (Registro Público de Minería); (2) the first official transcript (primer testimonio) of any public deed containing a mortgage over any San Dimas Mining Lots, with evidence of its registration in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico; (3) the first official transcript (primer testimonio) of the public deed containing the mortgage over the Mineral Processing Facility, with evidence of its registration in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico; (4) the first official transcript (primer testimonio) of the public deed containing the Debtor’s pledge without transfer of possession (prenda sin transmisión de posesión), with evidence of its registration in the Public Registry of Commerce (Registro Público de Comercio); and (5) certificates of non-encumbrance issued by the applicable public registries in Mexico showing that the Security has been duly registered, and ranks in first place, subject to Permitted Encumbrances, provided however that for the San Dimas Mining Lots PEM will acquire subsequent to the date hereof pursuant to the Private Purchase and Sale Agreement, delivery of evidence to the Noteholder that all registrations, filings and recording referred to in (1) above shall be delivered within 180 days of the transfer of title to PEM;

(5)

cause legal counsel to the Obligors to deliver to the Noteholder, as to items (1), (2) and (3) in this paragraph, on the Effective Date, and as to items (4) and (5) in this paragraph, within 15 days after the last registration, filing or recording required to perfect and otherwise protect the Security has been completed, favourable opinions, addressed to, and in form and substance satisfactory to the Noteholder, acting reasonably, as to, among other things: (1) the legal status of the Obligors; (2) the authority of the Obligors to execute and deliver Credit Documents to which they are a party; (3) the execution and delivery of the Credit Documents to which the Obligors are a party and the enforceability thereof against the Obligors; (4) the registrations, filings and recordings made in all Relevant Jurisdictions to perfect and otherwise protect the Security; and (5) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with Security and confirming PEM’s title to the Mining Properties; and

(6)

upon SWC, Goldcorp or the Project Lenders, as the case may be, ceasing to have a first ranking stock pledge of the stock certificates of PEM, its Subsidiaries and STB, deliver, and shall cause any other Person holding any equity interest in PEM, its Subsidiaries and STB to deliver, to the Noteholder any stock certificates of PEM, STB and each of the Debtor’s Subsidiaries pledged in favour of the Noteholder, duly endorsed in guaranty (endoso en garantía) in favour of the Noteholder, and shall cause PEM and STB to deliver to the Noteholder evidence of the registration of the stock pledge over the present and future equity interest of PEM, its Subsidiaries and STB in its respective shareholders registry book.

(iv)

The Debtor shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as the Noteholder may from time to time reasonably require to obtain, perfect and maintain perfected charges and security interests in, to and over all of the Collateral, subject to Permitted Encumbrances.

(v)

Within five Business Days of a Person becoming an Obligor, the Debtor shall cause: (i) such Person to execute and deliver a guarantee in favour of the Noteholder, in form and substance satisfactory to the Noteholder, acting reasonably, guaranteeing the payment and performance, when due, of all Obligations; (ii) such Person to grant, as security for its obligations under such guarantee, to and in favour of the Noteholder, charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after- acquired real and personal property of such Person (the “Future Collateral”, which for greater certainty shall include all securities and other equity interests held by such Person in any other Person) pursuant to one or more agreements (collectively, the “Future Security Agreements”), in form and substance satisfactory to the Noteholder, acting reasonably; (iii) such Person to make all such registrations, filings and recordings in all Relevant Jurisdictions, and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over the Future Collateral within 180 days of executing and delivering the Future Security Agreements; (iv) the holders of securities or other equity interests of such Person to pledge to the Noteholder as security for the Obligations, such securities or other equity interests subject only to Permitted Encumbrances; and (v) an opinion of legal counsel to such Person and the holders of securities and other equity interests in such Person, in form and substance satisfactory to the Noteholder, acting reasonably, to be delivered to the Noteholder, as to the opinions set forth in Section 10(k)(iii)(5) as they pertain to such Person and the holders of securities and other equity interests in such Person, such opinion to be delivered within 15 days after the last registration, filing or recording required to perfect and otherwise protect the Security described above.

(vi)

Prior to any debt, liability or obligation being entered into, assumed or otherwise created by any Obligor in favour of any other Obligor, the Debtor shall cause such other Person to execute and deliver all such documents and instruments as the Noteholder may reasonably require to make such other Obligor a party to the Assignment, Subordination and Postponement of Claims.

(vii)

If, after the Credit Documents have been executed and delivered to the Noteholder, any Obligor wishes to grant a charge or security interest in, to or over any Collateral to any Project Lenders as security for the payment or performance of the Project Financing, then the Noteholder agrees to enter into an inter-creditor agreement with SWC, Goldcorp and the Project Lenders (such agreement to be negotiated in good faith) at the cost and expense of the Debtor, to:

	(1)	grant the Security in, to and upon the Other Collateral priority over all charges and security interests at any time held by or for the benefit of the Project Lenders;

	(2)	grant the charges and security interests at any time held by or for the benefit of the Project Lenders in, to and upon any San Dimas Collateral, priority over the Security;

	(3)	establish the process by which any realization by the Noteholder or the Project Lenders may occur;

	(4)	establish the process, parameters and assumptions upon which the value of the Collateral described in sub paragraph (1) above will be determined; and

	(5)	include other reasonable terms and provisions, including terms relating to notices, mutual cure rights and other remedies.

(viii)	No Obligor shall contest in any manner the effectiveness, validity, binding nature or enforceability of any Credit Documents.

(ix)	Upon the full repayment of this Note, the Noteholder will execute and deliver to the Obligors such releases and discharges or other instruments as may be reasonably required to discharge the Security.

(l)

Notice to the Noteholder Litigation. The Debtor shall promptly notify the Noteholder of (i) any litigation, investigation or proceeding is pending or, to the best of its knowledge, threatened with respect to any Obligor by or before any Governmental Authority or arbitrator that (either individually or in the aggregate) could reasonably be expected to have a Material Adverse Effect; and (ii) any Material Adverse Effect that would apply to any Obligor or any event or circumstance that is likely to give rise to a Material Adverse Effect.

(m)

Notice to the Noteholder of an Event of Default. Upon the occurrence of either an Event of Default or Pending Event of Default of which the Debtor is aware, the Debtor shall promptly deliver to the Noteholder a notice specifying the nature and date of occurrence of such Event of Default or Pending Event of Default, the Debtor’s assessment of the duration and effect thereof and the action which the Debtor proposes to take with respect thereto.

(n)	Payment of Taxes/Claims. Each Obligor shall pay or discharge, or cause to be paid or discharged, before they become delinquent:

	(i)	all Taxes imposed upon any Obligor or upon any Obligor income or profits or in respect of any Obligor business, or Property and file all tax returns in respect thereof;

	(ii)	all lawful claims for labour, materials and supplies;

	(iii)	all required payments under any of its Financial Indebtedness; and

	(iv)	all other obligations;

provided, however, that no Obligor shall be required to pay or discharge or to cause to be paid or discharged, any such amount so long as its validity or quantum is contested in good faith by appropriate proceedings, and a reserve has been established in its Books and Records in accordance with GAAP in an amount satisfactory to the Noteholder in its sole discretion, acting reasonably.

(o)

No Encumbrances Other than Permitted Encumbrances. It will ensure that no Encumbrance will be created or permitted to exist over all or any of the present and future Collateral other than Permitted Encumbrances.

(p)	No Amalgamation, Merger, Wind-Up, Change in Control, Etc.

(i)

No Obligor, other than the Debtor, shall consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction unless, (i) at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, transfer or continuance, the resulting, surviving or transferee entity (i) assumes in favour of the Noteholder all the obligations of such Obligor under the Credit Documents, and (ii) the Noteholder has provided its prior written consent to such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, transfer or continuance.

(ii)

The Debtor shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes in favour of the Noteholder all the obligations of the Debtor under the Credit Documents.

(iii)

No Obligor shall, directly or indirectly, (i) sell, transfer, assign or convey all or any part of the Mining Properties; or (ii) enter into any agreement, arrangement or transaction with any Person which would cause, or otherwise allow or permit to exist, a change in Control of PEM or STB; in each case without the prior written consent of the Noteholder.

(q)

No Disposition of Assets. None of the Obligors shall sell, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) any of its assets now owned or hereafter acquired, that form part of the Collateral or liquidate or dissolve except:

(i)

Dispositions in the ordinary course of business of obsolete Property or of any inventory or other assets that are customarily sold by an Obligor on an on-going basis as part of the normal operation of its business;

(ii)

Dispositions of Property between Obligors, where in each case, the receiving Obligor has granted Security to the Noteholder over or in respect of such Property subject only to Permitted Encumbrances; or

(iii)

Dispositions of Property on arm’s length terms and for fair market value which are not otherwise permitted under subparagraphs (i) to (ii) above, provided that the net proceeds are used by the Debtor to reduce the Obligations or any indebtedness that ranks in priority to the Obligations.

(r)

No Disposition or Acquisition of Subsidiaries. No Obligor shall sell, transfer or otherwise dispose of, any shares of capital stock of any of the Obligors, or permit any Obligor (other than the Debtor) to issue securities.

(s)

No Loans. No Obligor shall create, incur, assume or permit any Financial Indebtedness other than Permitted Financial Indebtedness, to remain outstanding nor shall any Obligor give any Financial Assistance other than guarantees made by an Obligor in favour of the Noteholder as contemplated hereunder.

(t)	No Acquisitions, Investments or Distributions. No Obligor shall:

	(i)	acquire any assets except where such assets are subject to perfected charges and security interests, subject only to Permitted Encumbrances, as required by Section 10(k) hereof; and

	(ii)	make any Distribution, whether directly or indirectly, and whether in cash or property, or set aside funds for any Distribution other than Permitted Distributions.

(u)

No Redemption of Securities. No Obligor shall redeem or repurchase any securities from time to time issued by it and outstanding unless the holder of all the issued and outstanding equity of such Obligor is held by other Obligors.

(v)

No Non-Arms Length Transactions. No Obligor shall enter into any transaction or series of transactions, whether or not in the ordinary course of business, with any officer, director, or shareholder (except where such shareholder is another Obligor), of any of the Obligors or any other Person not at arms length to any of the foregoing, other than upon terms and conditions that would be obtainable in a comparable arm’s length transaction and which are approved by the board of directors (or managers, as applicable) of the applicable Obligor and fully disclosed in writing to the Noteholder if outside the ordinary course of the business of the Obligors, or which are related to director or officer compensation disclosed in the final prospectus issued in connection with the Primero Financing.

(w)

No Changes to Corporate Structure/Information. No Obligor shall make any changes to the corporate structure nor any changes to the information set out in Schedule “B” without providing the Noteholder with ten (10) days prior written notice thereof.

(x)

No Assets in Subsidiaries. Other than the Inter-Corporate Debt, none of Primero Compania Minera, S.A.de C.V., Primero Servicios Mineros, S.A. de C.V., 0885924 B.C. Ltd., nor Primero Mining Luxembourg Sàrl have, nor will at any time acquire, assets, in the aggregate, having a market value in excess of $50,000.

(y)	Maintenance of Insurance Requirements.

(i)

Each Obligor shall, maintain with reputable insurance companies insurance with respect to its Property and the operations conducted thereon and in connection therewith and against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations and property.

(ii)

The Debtor shall, upon request of the Noteholder, furnish to the Noteholder at reasonable intervals a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the Obligors in accordance with this section and confirming its adequacy and sufficiency. Debtor shall, upon the request of the Noteholder, provide the Noteholder with copies of all insurance policies as in effect from time to time.

(iii)

All of the insurance policies relating to the property of the Obligors and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall specify the Noteholder as an additional insured under all policies of property and marine insurance and as a loss payee under all other policies of insurance, and contain such endorsements in favour of the Noteholder as it shall reasonably require (including that the policy shall not be invalidated as against the Noteholder by reason of any action or failure to act of any Obligor or any other Person or any other Person).

(iv)

No Obligor shall at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(z)

Further Assurances. Each Obligor will, at the Debtor’s cost and expense, execute and deliver to the Noteholder all such documents, instruments and agreements and do all such other acts and things as may be reasonably required, in the opinion of the Noteholder, to carry out the purpose of the Credit Documents or any other document to which it is a party or to enable the Noteholder to exercise and enforce its rights under hereunder or thereunder.

(aa)

TSX Approval. The Debtor shall take all such steps necessary such that the Common Shares issued to the Noteholder pursuant to this Note shall be, upon issue, listed and posted for trading on the TSX (or on such other stock exchange(s) as the outstanding Common Shares are listed at the time).

                          If any Obligor fails to perform any covenant or any other provision of any of the Credit Documents, the Noteholder may, in its discretion, perform any such covenant capable of being performed by it, and if any such covenant requires the payment of money the Noteholder may, in its discretion, make any such payments. All sums so expended by the Noteholder shall be payable on demand and, until paid, shall be added to and be deemed to be included in the Obligations and shall bear interest at the same rate applicable to principal.

11.	FINANCIAL COVENANTS

	(a)	The Debtor shall perform, and shall cause each other Obligor to perform, the following financial covenants (the “Financial Covenants”):

(i)

Tangible Net Worth. The Debtor shall maintain on a consolidated basis to be measured as at the end of each Fiscal Quarter and each Fiscal Year, a Tangible Net Worth of at least U.S. $400 million dollars;

(ii)

Free Cash Flow. Commencing at the end of the first Fiscal Quarter following the first anniversary of the Effective Date, the Debtor shall maintain on a consolidated basis to be measured as at the end of each Fiscal Quarter and each Fiscal Year, Free Cash Flow of at least U.S. $10 million dollars calculated on a rolling four (4) Fiscal Quarter basis;

	(b)	Compliance Certificate. The Debtor shall deliver to the Noteholder a Compliance Certificate within 50 days after the end of each Fiscal Quarter (including the fourth Fiscal Quarter).

12.	CURRENCY INDEMNITY

                          If for the purposes of obtaining judgment in any court in any jurisdiction with respect to the Obligations, it becomes necessary to convert into the currency of such jurisdiction, being the Secondary Currency for the purpose of the definition herein of “Rate of Exchange”, any amount due under this Note in any other currency, being the Primary Currency for the purpose of the definition herein of “Rate of Exchange”, then conversion shall be made at the Rate of Exchange prevailing on the Business Day before the day on which judgment is given. In the event that there is a change in the Rate of Exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Debtor will, on the date of payment, pay such additional amounts, if any, as may be necessary to ensure that the amount paid on such date is the amount in the Secondary Currency which when converted at the Rate of Exchange prevailing on the date of payment is the amount then due under this Note in the Primary Currency. If the amount of the Primary Currency which the Noteholder is so able to purchase is less than the amount of the Primary Currency originally due to it, the Debtor shall indemnify and save the Noteholder harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Note, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Noteholder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Note or under any judgment or order.

13.	DEFAULT

	(a)	The occurrence of any one or more of the following events shall constitute an “Event of Default” under this Note:

		(i)	Payment. If any Obligor fails to pay any amount when due hereunder which continues for three (3) days following delivery by the Noteholder to the Debtor of written notice of a default;

(ii)

Representations and Warranties. If any representation or warranty made in any of the Credit Documents by any Obligor, or if any certificate or opinion furnished to the Noteholder pursuant to the provisions hereof or of any of the Security proves to have been materially incorrect, incomplete or misleading as of the time made or repeated or deemed to be made or repeated, and such inaccuracy is not remedied within the Cure Period;

(iii)

Failure to Perform. Other than as otherwise specified in this Section 13 (Default), if any Obligor defaults in the performance of any of its covenants or obligations under any of the Credit Documents, the Convertible Note, the Asset Purchase Agreement, the STB Share Purchase Agreement, the Deed of Indemnity, the San Dimas SPA, or the VAT Indemnity, and provided that such default is capable of being remedied, and such default is not remedied within the Cure Period;

(iv)

Insolvency. If any Obligor fails to pay its debts generally as they fall due or suspends making payments on all or any class of its debts or announces an intention to do so or begins negotiations with one or more creditors with a view to rescheduling any of its indebtedness in excess of $200,000;

(v)

Illegality. If it becomes unlawful for any Obligor to perform any of its obligations under any of the Credit Documents or the Convertible Note or any of its obligations under any Credit Document or the Convertible Note cease to be valid, binding or enforceable;

		(vi)	Bankruptcy or Similar Proceedings. Upon the occurrence of an Insolvency Event affecting any Obligor;

		(vii)	Material Adverse Effect. If an event or series of events occur which has or with the passage of time or notice or both, would have a Material Adverse Effect;

(viii)

Judgment. If any final, unappealable judgment or order from a court of competent jurisdiction is entered against any Obligor in an amount in excess of $1,000,000 and remains unsatisfied or undischarged for a period of thirty (30) days thereafter;

(ix)

Authorizations. If any Authorization by a Governmental Authority necessary for the performance of any obligation of any Obligor under any Credit Document ceases to be in full force and effect, including any Authorization to acquire and remit U.S. Dollars; or

(x)	Security. If the Security shall not constitute perfected charges and security interests in, to and upon the Collateral, subject only to Permitted Encumbrances in accordance with this Note; or,

(xi)	Lender Event. Upon the occurrence of a Lender Event affecting any Obligor;

and includes any “Event of Default” within the meaning of any Security.

(b)	Upon the occurrence of any one or more Events of Default under Section 13(a), all Obligations shall forthwith become due and payable without notice or demand.

(c)

Upon the occurrence of an Event of Default, other than an Event of Default under Section 13(a)(vi), the Noteholder, at its option, may declare all or part of Obligations to be due and payable either on demand or to be immediately due and payable without demand, in each case, all without presentment, protest or further notice of any kind, all of which are hereby expressly waived by the Debtor. In such event the Noteholder may, in its discretion, exercise any right or recourse and proceed by any action, suit, remedy or proceeding against the Obligors authorized or permitted by law for the recovery of the Obligations hereunder.

(d)

The rights and remedies of the Noteholder hereunder or under the Security are cumulative and are in addition to and not in substitution for any other rights or remedies available at law or in equity or otherwise. No single or partial exercise by the Noteholder of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which the Noteholder may be entitled.

(e)

No failure on the part of the Noteholder to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under any Credit Document shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege under any Credit Document preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The remedies provided herein are cumulative and not exclusive of any remedies provided by law. Any waiver by the Noteholder of the strict compliance with any term any Credit Document will not be deemed to be a waiver of any subsequent Event of Default.

14.	DEFINITIONS AND INTERPRETATION

(a)

Definitions. For the purposes of this Note, capitalized words and phrases shall have the meanings set forth in Schedule “A”. All references in this Note to the Asset Purchase Agreement or the Deed of Indemnity (including, for certainty, all such references in Section 14(a) hereof) shall continue to be valid notwithstanding the termination of either the Asset Purchase Agreement or the Deed of Indemnity prior to the termination of this Note.

(b)

Accounting Principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of the Credit Documents, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP.

(c)

Terms Generally. Words importing the singular number include the plural and vice versa. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All forms of “include” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall have the same meaning and effect as “shall”. Unless the context requires otherwise (i) reference to any agreement or other document herein shall be construed as referring to such agreement or other document as from time to time amended (subject to any restrictions on such amendment set forth herein); (ii) reference to any Person shall be construed to include such Person’s successors and assigns; (iii) “herein”, “hereof” and “hereunder”, and similar words shall be construed to refer to this Note in its entirety and not to any particular provision hereof; and (iv) all references to sections, schedules and exhibits shall be construed to refer to sections of, schedules to and exhibits to this Note, and all such schedules and exhibits shall form part of this Note.

15.	NOTICE

                          Any notice or written communication given pursuant to or in connection with this Note shall be in writing and shall be given by delivering the same personally or by prepaid courier, prepaid registered mail, or telecopier, addressed to the party to be notified at the following address of such party or at such other address of which such party has given notice to the other party hereto:

for the Obligors,

885 West Georgia Street
Suite 1500
Vancouver, British Columbia
V6C 3E8

Attention: Chief Executive Officer
Fax: 604-639-2148

with a copy to,

Lang Michener LLP
1500 Royal Centre
P.O. Box 11117
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention: Michael Taylor
Fax: 604-685-7084

for the Noteholder,

c/o Goldcorp Inc.
Park Place, Suite 3400
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: General Counsel
Fax: 604-696-3001

with a copy to,

Cassels Brock & Blackwell LLP
40 King Street West
Suite 2100, Scotia Plaza
Toronto, Ontario
M5H 3C2

Attention: Paul Stein
Fax: 416-350-6949

                          Any such notice shall be conclusively deemed to have been given and received on the day of actual receipt by the addressee or, if given by prepaid registered or certified mail, on the fifth day following the mailing date (absent a general disruption in postal service).

16.	CONFIDENTIALITY

(a)

Subject to Section 16(b), neither the Noteholder nor any Obligor shall, without the express written consent of the other parties (which consent shall not be unreasonably withheld), disclose any non-public information in respect of the terms of the Credit Documents or otherwise received under or in conjunction with the Credit Documents, other than to its employees, agents and/or consultants for purposes related to the administration of the Credit Documents, and none of the Noteholder and each Obligor shall issue any press releases concerning the terms of any Credit Document without the consent of the other parties after such parties having first reviewed the terms of such press release. The Noteholder and each Obligor agrees to reveal such information only to its employees, agents and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Section 16 (Confidentiality).

(b)

Notwithstanding the foregoing, the Noteholder and each Obligor may disclose information obtained under any Credit Document if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such party, provided that the Noteholder and each Obligor shall disclose only such information as, in the opinion of its counsel, is required to be disclosed and provided further that where possible (time permitting after reasonable efforts on the part of such disclosing party) the other parties shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by the other parties.

17.	EXPENSES

                          The Debtor will reimburse the Noteholder within thirty (30) days of the Noteholder’s request therefor for all of the Noteholder’s reasonable out-of-pocket costs and expenses incurred in respect of the enforcement of, or the preservation of rights under the Credit Documents, including the reasonable fees and expenses of legal counsel for the Noteholder in connection therewith.

18.	INDEMNIFICATION

                          The Debtor hereby indemnifies the Noteholder, its affiliates and their respective directors, officers, employees, attorneys and agents from and against, any claim, damage, loss, liability, judgment, suit, cost or expense of any kind (including reasonable fees and expenses of counsel), arising directly or indirectly out of:

(a)	any breach by any Obligor of any representation, warranty or covenant contained herein or in the Security; and

(b)	the enforcement by the Noteholder of any right or remedy hereunder or under any of the Security.

19.	SUCCESSORS AND ASSIGNS, WAIVER AND ACKNOWLEDGEMENT

(a)

The Debtor may not transfer, assign or convey any of its obligations under the Credit Documents to any Person without the prior written consent of the Noteholder. The Noteholder may transfer or assign the Credit Documents or any of its rights or obligations thereunder without the consent of any Obligor.

(b)

This Note shall be binding upon the Debtor and its successors and shall enure to the benefit of the Noteholder and its successors and assigns. Any reference herein to the Noteholder shall include its successors and assigns as if specifically named. This Note is a negotiable instrument. Presentment for payment, demand, protest, notice of protest, notice of dishonour and statutory days of grace respecting this Note are hereby waived.

20.	GOVERNING LAW AND JURISDICTION

(a) This Note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein (other than the conflict of laws rules).

(b)

The Debtor agrees that any legal proceeding with respect to this Note or the Security or to enforce any judgment obtained against any Obligor or their assets may be brought by the Noteholder in the courts of the Province of Ontario, Canada, in the courts of the Obligor’s country of domicile, in the courts of any jurisdiction where an Obligor may have assets or carries on business or in the courts in any other jurisdiction where payments are to be made hereunder, and the Debtor hereby irrevocably submits to the non-exclusive jurisdiction of each such court and acknowledges its competence. The Debtor agrees that a final judgment against it in any such legal proceeding will be conclusive and may be enforced in any other jurisdiction by suit on the judgment (a certified or exemplified copy of which judgment will be conclusive evidence of the fact and of the amount of the Debtor’s Obligations hereunder) or by such other means provided by law.

(c)

The Debtor agrees that this Note and the transactions contemplated herein constitute commercial activity and the Debtor irrevocably waives, for each relevant jurisdiction, any right of immunity which it or any of its property has or may acquire in respect of its obligations hereunder, including any immunity from jurisdiction, suit, judgment, set off, execution, attachment (and in an action in rem, arrest, detention, seizure and forfeiture) or other legal process (including relief by way of injunction and specific performance).

(d)

To the extent that the Debtor may be entitled to the benefit of any provision of law requiring the Noteholder, in any action or proceeding brought in a court of the Debtor’s domicile or other jurisdiction in connection with this Note, to post security for litigation costs or otherwise post a performance bond or similar security, the Debtor hereby irrevocably waives such benefit, in each case to the fullest extent now or hereafter permitted under the laws of the Debtor’s country of domicile or, as the case may be, such other jurisdiction.

21.	WAIVER OF JURY TRIAL

                          The Debtor hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Credit Documents, or the transactions contemplated thereby.

22.	SEVERABILITY OF PROVISIONS

                          Any provision of this Note that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of that prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of that provision in any other jurisdiction.

23.	ENTIRE AGREEMENT

                          The Credit Documents constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede any and all prior agreements or understandings, written or oral, with respect thereto.

24.	SURVIVAL

                          The provisions of Sections 7 (Taxes), 12 (Currency Indemnity), 16 (Confidentiality), 17 (Expenses), 18 (Indemnification) and 20 (Governing Law), shall in each case survive any termination of this Note and the payment in full of the Obligations.

25.	USE OF ENGLISH LANGUAGE

                          The governing language of the Credit Documents is English. The Credit Documents have been negotiated and executed in the English language. All documents and communications given or delivered pursuant to the Credit Documents (including, without limitation, any amendments or supplements) shall be in the English language, or accompanied by a certified English translation thereof.

To the extent Applicable Laws permit, where any of the Credit Documents are drawn in the English language as well as one or more other languages, the English language version shall, absent manifest error, determine the meaning of the matters set forth herein or therein.

[SIGNATURE PAGE FOLLOWS]

EXECUTION VERSION

          IN WITNESS WHEREOF each of the Debtor and the Noteholder has executed this Note under the hands of its duly authorized officers in that behalf.

PRIMERO MINING CORP.

Per:	“David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

Per:
Name:
Title:

Before Me:

(signed)
Notary Public

The undersigned agrees to be bound by the Noteholder’s covenants contained herein.

DESARROLLOS MINEROS SAN LUIS, S.A. de C.V.

Per:	“Julieta Kuri”
Name: Julieta Kuri
Title: Corporate Legal Manager

Per:	“Federico Villaseñor”
Name: Federico Villaseñor
Title: Business Development Director

Before Me:

Notary Public

Convertible Note

EXECUTION VERSION

SCHEDULE “A”
DEFINITIONS

(a)	“$50M Note” means the note in the principal amount of U.S. $50,000,000.00 dated as of the date hereof issued by PEM in favour of the Noteholder;

(b)

“Applicable Law” means any federal, provincial, state, local or municipal statute, law (including the common law), ordinance, rule having the force of law, regulation, by-law (zoning or otherwise) or Order of any Governmental Authority or rule of any stock exchange or securities commission, having jurisdiction;

(c)	“Asset Purchase Agreement” means the asset purchase agreement dated the date hereof between Desarrollos Mineros San Luis, S.A. de C.V., PEM and the Debtor;

(d)

“Authorization” means any consent, registration, filing, agreement, certificate, license, approval, permit, authority or exemption from, by or with any Governmental Authority and all corporate, creditors’ and shareholders’ approvals or consents;

(e)

“Books and Records” means all records (whether or not recorded on computer or computer related media) in the possession or control of any of the Obligors relating in whole or in part to the Collateral, including any business, financial, accounting or Tax records of any Obligor;

(f)

“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday or any day on which major banks are closed for business in Vancouver, British Columbia, Toronto, Ontario, or in Mexico;

(g)	“Claim” means any act, omission or state of facts and any complaint, litigation, demand, action, suit, proceeding, claim, assessment, judgement or settlement or compromise relating thereto;

(h)	“Collateral” has the meaning given to such term in Section 10(k)(i);

(i)	“Compliance Certificate” means the certificate required pursuant to Section 11(b) substantially in the form annexed as Schedule E and signed by a Chief Financial Officer of the Debtor;

(j)

“Contingent Obligation” means, in respect of any Person, any obligation, whether secured or unsecured, of that Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other Person (a “primary obligor”) by that Person in any manner, whether directly or indirectly, including, without limitation, any obligation of that Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by a primary obligor of any primary obligation, and any other obligations of that Person, whether or not contingent, to:

(i) purchase any primary obligation or any Property constituting direct or indirect security therefor;

(ii)

advance or supply funds for the purchase or payment of any primary obligation or to maintain working capital or equity capital of a primary obligor or otherwise to maintain the net worth or solvency of a primary obligor;

(iii)	purchase Property, securities or services primarily for the purpose of assuring the obligee under any primary obligation of the ability of a primary obligor to make payment of a primary obligation; or

(iv)

otherwise assure or hold harmless the obligee under any primary obligation against loss; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business;

(k)

“Control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a Person, whether by ownership of securities, by contract or otherwise; and “Controls”, “Controlling”, “Controlled by” and “under common Control with” have corresponding meanings;

(l)	“Credit Documents” means collectively, this Note, the Security and any and all guarantees given in respect of the obligations hereunder and “Credit Document” means each of them;

(m)

“Cure Period” means a period of 30 days following delivery by the Noteholder to the Debtor, as the case may be, of written notice of a breach or default, or such longer period of time as the Noteholder may determine in its sole discretion;

(n)	“Debtor” means Primero Mining Corp., and its successors and assigns;

(o)	“Deed of Indemnity” means the deed of indemnity agreement between STB, the Debtor and Goldcorp dated as of the Effective Date, in the form delivered as of the Effective Date;

(p)

“Disposition” means any sale, assignment, transfer, conveyance, lease, license or other disposition of any nature or kind whatsoever of any Property or of any right, title or interest in or to any Property, and the verb “Dispose” shall have a correlative meaning;

(q)	“Distribution” means, with respect to any Person, any payment, directly or indirectly, by that Person:

(i) of any dividends on any equity units or shares of its capital;

(ii)

on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or any warrants, options or rights to acquire any such shares;

(iii) of any other distribution in respect of any shares of its capital;

(iv)

of any principal of or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for other indebtedness or liability of such Person ranking, at law or by contract, in right of payment subordinate to any liability of such Person under the Credit Documents or otherwise; or

(v)

of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Person or to any director or officer of such Person, or to any Person not dealing at arm’s length with such first Person, (including its directors or officers);

(r)	“Effective Date” means the date of this Note;

(s)

“Encumbrance” means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, hypothec, royalty, right of first refusal, option to acquire an ownership interest, execution or title defect, and any right or privilege capable of becoming any of the foregoing;

(t)	“Equity” means the total of share capital (excluding preferred shares redeemable within one year), contributed surplus and retained earnings plus Postponed Debt;

(u)	“Event of Default” shall have the meaning ascribed to such term in Section 13 (Default) hereof;

(v)

Financial Assistance” means, without duplication and with respect to any Person, all loans granted by that Person and guarantees or Contingent Obligations incurred by that Person for the purpose of, or having the effect of, providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection with them, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non- delivery of those assets and obligations to make advances or otherwise provide financial assistance to any other entity, and for greater certainty “Financial Assistance” shall include any guarantee of any third party lease obligations;

(w)	“Financial Covenants” shall have the meaning ascribed to such term in Section 11 (Financial Covenants) hereof;

(x)	“Financial Indebtedness” means any indebtedness or other obligation for the payment of money, including any obligation in respect of:

	(i)	any moneys borrowed;

	(ii)	any bill of exchange, bond, debenture, note or similar instrument;

	(iii)	any acceptance, endorsement or discounting arrangement;

	(iv)	any finance lease or any rental payments under leases entered into primarily as a means of financing the acquisition of the asset leased;

	(v)	any guarantee;

	(vi)	deferred payment for any asset or service;

and irrespective of whether the debt or liability:

(i)	is present or owing in the future; or

(ii)	is owed or incurred alone or severally or jointly or both with another Person; or

(iii)	is a combination of any of the above;

but excluding:

(iv)	any deferred payment for any asset or service that is paid in full within 90 days of its incurrence;

(v)	any indebtedness (whether contingent or otherwise) in respect of the payment under section 3(b) of the San Dimas SPA or otherwise in respect of the Minimum Silver Amount; and

(vi)

any indebtedness (whether contingent or otherwise) in respect of employee benefits, pension benefits or entitlements, employee termination or severance payments or similar obligations until the indebtedness or obligation in respect thereof becomes due and payable;

(y)	“Fiscal Quarter” means each of the four (4) consecutive quarterly periods the last of which ends on December 31st;

(z)	“Fiscal Year” means any period of four (4) consecutive Fiscal Quarters ending on December 31st;

(aa)

“Free Cash Flow” means cash provided by operating activities as set out in the consolidated statement of cash flows of the Debtor, as determined on a consolidated basis in accordance with GAAP, less, to the extent not already deducted,

(i)	all capital expenditures of the San Dimas Mine;

(ii)	all principal and interest payable to the Noteholder under this Convertible Note;

(iii)	all principal and interest payable to the Noteholder under the $50M Note; and

(iv)	up to $5,000,000 per year on account of acquisition opportunities;

(bb)	“Future Collateral” has the meaning set out in Section 10(k)(v);

(cc)

“GAAP” means, in relation to any Person at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants or its successor, applied on a basis consistent with the most recent audited financial statements of such Person and, if applicable, its consolidated affiliates (except for changes disclosed in the notes to such financial statements), including, upon adoption by any such Person, International Financial Reporting Standards, issued by the International Accounting Standards Committee, and as adopted by the Canadian Institute of Chartered Accountants, as amended from time to time.

(dd)	“Goldcorp” means Goldcorp Inc. and its successors and assigns;

(ee)

“Governmental Authority” means any government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal, court, governmental commission (including a securities commission) of any kind whatsoever, any subdivision, agency, commission, board or authority of any of the foregoing or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the amount of any of the foregoing or any stock exchange or securities commission, having jurisdiction;

(ff)	“Initial Maturity Date” means the first anniversary of the Effective Date;

(gg)	“Insolvency Event” means, in relation to any Person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar Person appointed with respect to it or any substantial portion of its property or assets; or

(iv) a resolution is passed for the winding-up or liquidation of it;

(hh)

“Intellectual Property” means, in whatever format, all registered and unregistered domestic and foreign patents, patent applications, inventions upon which patent applications have not yet been filed, service marks, trade names, trade-marks, trade-mark registrations and applications, logos, copyright works, copyright registrations and applications, trade secrets, formulae, technology, designs, processes, software, software applications, inventions, franchises, know-how, domain names, uniform resource locators (URLs) and other intellectual property rights;

(ii)

“Inter-Corporate Debt” means all Financial Indebtedness owed by any Obligor to another Obligor together with any additional Inter-Corporate Debt as may be incurred from time to time provided that in all cases such Financial Indebtedness has been subordinated and postponed in favour of the Noteholder and has been assigned to the Noteholder as Security in accordance with this Note;

(jj)

“Legal Proceedings” means any action, suit, proceeding, demand, assessment, judgment, litigation, hearing, Claim, grievance, arbitration or administrative proceeding or other proceeding or dispute resolution process and includes any appeal, settlement or compromise relating then or review and any application for same;

(kk)	“Lender Event” means any one or more of the following events or circumstances:

(i)

a demand is made, or other enforcement step taken, by a person for the payment in full of any Financial Indebtedness in the aggregate that is greater than $5,000,000 owing to such person or the acceleration by a person of the time for payment of any such Financial Indebtedness to a time prior to its stated maturity, and such demand shall not have been paid prior to the earlier of the expiry of any applicable grace period or 10 Business Days following such demand, or where no applicable grace period exists, 10 Business Days following such demand;

	(ii)	any action is taken to enforce any Encumbrance securing any Financial Indebtedness or any rights and remedies of a person in connection with such Encumbrance; and

(iii)

any action is taken by a person to enforce any Encumbrance in, over or against any of the Collateral or any of the assets used in connection with the San Dimas mine which if successful would result in a material disruption to the operations of the San Dimas mine or adversely affect, in any material respect, any Collateral, Security or the Noteholder’s interest in this Note.

(ll)

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, including, without limitation, any of the foregoing arising under any Applicable Law and those arising under any contract, agreement, arrangement, commitment or undertaking or otherwise, including arising directly or indirectly under or pursuant to any loan, credit agreement, loan or credit facility transaction or arrangement or any off-balance sheet transaction or arrangement;

(mm)	“Material Adverse Effect” means a material adverse change in or effect on:

	(i)	the condition, financial or otherwise, earnings, operations, assets, business affairs or business prospects of any Obligor;

	(ii)	the ability of any Obligor to perform its payment or other obligations under the Credit Documents; or

	(iii)	the legality, validity or enforceability of the Credit Documents, or the rights and remedies available to the Noteholder hereunder and thereunder;

(nn)	“Maturity Date” means the Initial Maturity Date, unless such date is extended in accordance with Section 3.1(c), and in such case, the Second Maturity Date;

(oo)	“Mineral Processing Facility” means any mineral processing facility owned by any Obligor at which Minerals are processed;

(pp)

“Minerals” means any and all marketable metal bearing material (including Produced Silver) in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars;

(qq)	“Minimum Silver Amount” has the meaning set out in section 3(b) of the San Dimas SPA;

(rr)	“Mining Properties” has the meaning given to such term in the Deed of Indemnity;

(ss)	“Obligations” means all indebtedness, liabilities and other obligations of any Obligor to the Noteholder hereunder or under the Credit Documents;

(tt)	“Obligors” means the Debtor and all present and future Subsidiaries of the Debtor, and their respective successors and assigns, and “Obligor” means each of them;

(uu)

“Offering Proceeds” means proceeds received by any Obligor from any public or private equity offering completed prior to the Maturity Date including, without limitation, (i) proceeds from the exercise of the over-allotment option granted in connection with the Primero Financing, (ii) the exercise of any warrants issued in connection with the Primero Financing, and (iii) the exercise of any other warrant, option, or other convertible security or the redemption, purchase, retirement or other acquisition of any securities in the capital of an Obligor;

(vv)

“Offtaker” means any Person other than an Obligor that purchases Minerals from an Obligor or that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of an Obligor;

(ww)

“Order” means any order (including any judicial or administrative order and the terms of any administrative consent), judgement, injunction, decision, decree, ruling or award of any court, arbitrator or Governmental Authority;

(xx)	“Other Collateral” means all Collateral other than the San Dimas Collateral;

(yy)	“Payment Shares” has the meaning given to such term in the Asset Purchase Agreement;

(zz)	“PEM” means Primero Empresa Minera, S.A. de C.V. and its successors;

(aaa)

“Pending Event of Default” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to that event, would constitute an “Event of Default”;

(bbb)	“Permitted Distributions” means:

(i) all cash amounts and dividends paid by an Obligor to another Obligor;

(ii) management fees and bonuses and routine employee salaries and bonuses, all paid in the normal course of business;

(iii) routine employee benefits;

(iv)	reasonable director fees consistent with comparable industry levels; and

(v)

fees, determined on an arm’s length basis, for services provided by one Obligor to another Obligor in the ordinary course of business where such services would otherwise have been performed by a third party;

(ccc)	“Permitted Encumbrances” means any of the following Encumbrances:

(i)	the conditions on which the Mining Properties are issued and any conditions imposed on PEM, the Mining Properties or the San Dimas Mining Lots;

(ii)	arising by operation of law in the ordinary course of business and securing obligations not more than 90 days old;

(iii)	constituted by banker’s liens arising by operation of law or practice over money deposited with a banker in the ordinary course of its ordinary business;

(iv)

constituted by capital leases or purchase money mortgages over goods required in the ordinary course of business provided that there is no default in the obligation to pay for the goods when due and payable or a default in any other payment secured by such Encumbrances;

(v)

for taxes, assessments, levies, imports, rates, duties, compulsory losses or withholdings which are imposed by a government authority having jurisdiction, and any related amount, and are not overdue or which are being contested if adequate reserves are maintained with respect thereto;

(vi)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar liens arising in the ordinary course of business which related to obligations not overdue;

(vii)

easements, rights of way, restrictions and other similar Encumbrances, including servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric, light and power and telephone or telegraph conduits, poles, wires and cables, incurred in the ordinary course of business which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary course of the business of the owner of such property;

(viii)	zoning and building by laws and municipal by laws and regulations so long as the same are complied with;

(ix)	statutory liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other social security legislation;

(x)

any existing royalties payable to the Mexican Geological Service out of the acquisition of mining concessions and payable to third parties as part of the obligations to be complied with in connection with the acquisition of mining concessions;

(xi)

minor imperfections in title on the San Dimas Mining Lots that do not materially detract from the value of the San Dimas Mining Lots subject thereto and do not materially impair any Obligor’s ability to carry on its business or the Noteholder’s rights under any of the Credit Documents;

(xii)

any existing rights reserved to or vested in any Person by the terms of any lease, licence, franchise, grant or permit held by an Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(xiii)

any Encumbrance over any refund or credit of value added taxes or other taxes paid to the Government of Mexico resulting from the transactions contemplated by the San Dimas SPA in favour of a VAT Lender or Goldcorp or its affiliates as security for the indebtedness in respect of the VAT Financing;

(xiv)	the security granted in any of the San Dimas Collateral to SWC pursuant to and contemplated in the San Dimas SPA;

(xv)	the security granted to Goldcorp pursuant to and contemplated in the Deed of Indemnity;

(xvi)	the Security;

(xvii)	the security granted under the Convertible Note;

(xviii)	the security granted to the Project Lenders pursuant to and contemplated in the Project Financing, and subject to a valid intercreditor agreement as contemplated by Section 10(k)(vii); and

(xix)	any other Encumbrances as agreed to in writing by the Noteholder;

(ddd)	“Permitted Financial Indebtedness” means:

(i)	Financial Indebtedness under the Credit Documents and the $50M Note;

(ii)	The Inter Corporate Debt;

(iii)	The VAT Financing;

(iv)	Project Financing; and

(v)	Financial Indebtedness consented to in writing by the Noteholder from time to time;

(eee)

“Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, any Governmental Authority or any other entity recognized by law;

(fff)	“Postponed Debt” means indebtedness that is fully postponed and subordinated, both as to principal and interest, on terms satisfactory to the Noteholder, to the Obligations;

(ggg)	“Primary Currency” means USD;

(hhh)	“Primero Financing” has the meaning given to such term in the Asset Purchase Agreement;

(iii)

“Principal Amount” means the principal amount outstanding hereunder from time to time, being USD $60,000,000 less any payments on account of principal or reduction of principal by way of conversion, made from time to time.

(jjj)

“Private Purchase and Sale Agreement” means that agreement between PEM and Desarrollos Mineros San Luis, S.A. de C.V. et al with respect to the transfer of certain San Dimas Mining Lots to PEM subsequent to the date hereof;

(kkk)

“Produced Silver” means any and all silver in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any silver derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including silver contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars;

(lll)

“Project Financing” means any credit facility, line of credit or other senior debt financing arrangement in favour of any Obligor provided by Project Lenders for the purpose of financing all or a portion of the cost of operating and/or expanding the San Dimas Mine, including any refinancing thereof, and that contain customary and commercially reasonable terms and conditions satisfactory to the Noteholder, acting reasonably, in a principal amount not to exceed $50,000,000, to finance the operation and/or expansion of mining projects similar in nature to the San Dimas Mine, but for greater certainty does not include any indebtedness in respect of the VAT Financing;

(mmm)	“Project Lenders” means any reputable and recognized banking or financial institution, Offtaker or export credit agency that provides any Project Financing, excluding the Obligors;

(nnn)

“Property” means, with respect to any Person, all or any portion of that Person’s undertaking, property and assets, both real and personal, including, for greater certainty, any share in the capital of a corporation or ownership interest in any other Person;

(ooo)

“Rate of Exchange” means the rate at which the Debtor would be required to pay in Mexico to Banco Nacional de México, S.A. Institución de Banca Multiple Grupo Financiero Banamex using the noon rate of such institution, on the relevant date, for the purchase of the Primary Currency with the Secondary Currency in accordance with its normal practice at its Main Branch in Mexico City, Mexico;

(ppp)	“San Dimas Assets” has the meaning given to such term in the Asset Purchase Agreement;

(qqq)	“San Dimas Collateral” has the meaning given to such term in Section 10(b)(iii) hereof;

(rrr)	“San Dimas Mine” means the mining projects from time to time in respect of the Mining Properties;

(sss)	“San Dimas Mining Lots” has the meaning given thereto in the Deed Indemnity;

(ttt)	“San Dimas SPA” means the second amended and restated silver purchase agreement to be dated as of the Effective Date among the Debtor, STB, SWC and SLW in the form delivered as of the Effective Date;

(uuu)	“Secondary Currency” means Mexican pesos;

(vvv)

“Security” means any debenture, security agreement, mortgage, charge, pledge, assignment, undertaking, or other instrument delivered to the Noteholder from time to time for the purposes of this Note or any guarantee of the obligations herein;

(www)	“SLW” means Silver Wheaton Corp;

(xxx)	“STB” means Silver Trading (Barbados) Limited;

(yyy)	“STB Share Purchase Agreement” has the meaning given to such term in the Asset Purchase Agreement;

(zzz)

“Subsidiary” means, with respect to any Person, any Person that is Controlled, directly or indirectly, by such first Person, and any Person that is Controlled, directly or indirectly, by a Subsidiary of such first Person;

(aaaa)	“SWC” means Silver Wheaton (Caymans) Ltd.;

(bbbb)

“Taxes” means all present or future taxes, levies, duties, deductions, assessments, fees and other charges imposed by any Governmental Authority, including sales or value- added taxes, goods and services taxes, stamp taxes and royalties together with any fines, penalties and interest applicable, but shall not include income or capital taxes;

(cccc)

“Tangible Net Worth” means the total of Equity less intangibles, deferred charges, leasehold improvements and deferred tax credits. For the purpose hereof, intangibles are assets lacking physical substance;

(dddd)	“TSXV” means the TSX Venture Exchange;

(eeee)

“Transition Services Agreement” means the transition services agreement entered into between the Obligors and the Noteholder to facilitate the transfer of the certain business and assets in accordance with the Asset Purchase Agreement and any similar arrangements entered into between them;

(ffff)	“U.S. dollars,” “U.S. $” or “USD” means lawful money of the United States of America;

(gggg)

“VAT Indemnity” means the indemnity agreement made by the Debtor in favour of Goldcorp dated the date hereof in respect of the guarantee provided by Goldcorp to the VAT Lender in respect of the obligations under the VAT Financing;

(hhhh)

“VAT Financing” means any credit facility, line of credit or other senior debt financing arrangement in favour of an Obligor provided by the VAT Lender to an Obligor for the purpose of financing all or a portion of any indebtedness up to an aggregate maximum of $70,000,000 owed by the Obligors with respect to the payment of value added taxes or other taxes payable to the Government of Mexico as a result of the transactions contemplated by the Asset Purchase Agreement, and any indebtedness owed by the Obligors to Goldcorp or its affiliates in respect thereof, which financing shall not be re- drawn upon once all or any portion of it has been repaid;

(iiii)	“VAT Lender” means any reputable and recognized banking or financial institution that provides any VAT Financing; and

(jjjj)	“Ventanas Concessions” means the mining rights or concessions listed in Schedule F.

EXECUTION VERSION

SCHEDULE “B”
CORPORATE STRUCTURE

PRIMERO MINING CORP.
CORPORATE ORGANIZATION

*Eduardo Luna holds 1 share to meet Mexican corporate legal requirements

CORPORATE STRUCTURE

Primero Mining Corp.

1.                               Name and Jurisdiction

Name	Primero Mining Corp.

Jurisdiction	British Columbia

2.                               Addresses

Registered Office Address	1500-1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C. V6E 4N7

Chief Executive Office	1500-885 West Georgia Street, Vancouver, B.C. V6C 3E8

Other Places of Business	None provided

Address of Senior Management	Wade Nesmith, Chief Executive Officer – 1500-885 West Georgia Street, Vancouver, B.C. V6C 3E8

Eduardo Luna, Chief Operating Officer – [Redacted – Address of Eduardo Luna]

Address from Which Invoices and
Accounts Issued	1500-885 West Georgia Street, Vancouver, B.C. V6C 3E8

3.                               Share Capital

Authorized Capital	Unlimited number of Common shares and unlimited number of Preferred shares.

0885924 B.C. Ltd

Name and Jurisdiction

Name	0885924 B.C. Ltd.

Jurisdiction	British Columbia

4.                               Addresses

Registered Office Address	1500-1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C. V6E 4N7

Chief Executive Office	Not appointed

Other Places of Business	None provided

Address of Senior Management	Wade Nesmith – 1500-885 West Georgia Street, Vancouver, B.C. V6C 3E8

David Blaiklock – [Redacted – Address of David Blaiklock]

Address from Which Invoices and	1500-885 West Georgia Street, Vancouver B.C. V6C 3E8
Accounts Issued

5.                               Share Capital

Authorized Capital	Unlimited number of Common shares of which 100 Common shares are issued and outstanding as fully paid and non-assessable shares

Name of Shareholder	Number and Class of Shares	Percentage of Voting Stock Owned

Mala Noche Resources Corp.	100 Common Shares	100%

Primero Empresa Minera, S.A. de C.V.

Name and Jurisdiction

Name	Primero Empresa Minera, S.A. de C.V.

Jurisdiction	Mexico

6.                               Addresses

Registered Office Address	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Chief Executive Office	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Other Places of Business	None

Address of Senior Management	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Address from Which Invoices and	Boulevard Dolores del Río Norte 440, Centro Victoria, 34000
Accounts Issued	Durango, Durango

7.                               Share Capital

Authorized Capital	50 ordinary, nominative shares of which 50 ordinary, nominative shares are issued and outstanding as fully paid and non-assessable shares

Name of Shareholder	Number and Class of	Percentage of Voting Stock Owned
	Shares

Primero Mining Corp.	49 Series A	98%

Eduardo Luna Arellano	1 Series A	2%

Primero Compania Minera, S.A. de C.V.

Name and Jurisdiction

Name	Primero Compania Minera, S.A. de C.V.

Jurisdiction	Mexico

Addresses

Registered Office Address	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Chief Executive Office	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Other Places of Business	None

Address of Senior Management	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Address from Which Invoices and	Boulevard Dolores del Río Norte 440, Centro Victoria, 34000
Accounts Issued	Durango, Durango

Share Capital

Authorized Capital	50,000 ordinary, nominative shares of which 50,000 ordinary, nominative shares are issued and outstanding as fully paid and non-assessable shares

Name of Shareholder	Number and Class of Shares	Percentage of Voting Stock Owned

Primero Empresa Minera,	49,999 Series I Class A	98%
S.A. de C.V.

Eduardo Luna	1 Series I Class A	2%

Primero Servicios Mineros, S.A. de C.V.

Name and Jurisdiction

Name	Primero Servicios Mineros, S.A. de C.V.

Jurisdiction	Mexico

Addresses

Registered Office Address	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Chief Executive Office	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Other Places of Business	None

Address of Senior Management	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Address from Which Invoices and	Boulevard Dolores del Río Norte 440, Centro Victoria, 34000
Accounts Issued	Durango, Durango

Share Capital

Authorized Capital	50,000 ordinary, nominative shares of which 50,000 ordinary, nominative shares are issued and outstanding as fully paid and non-assessable shares

Name of Shareholder	Number and Class of	Percentage of Voting Stock Owned
	Shares

Primero Empresa Minera, S.A.	TBD	98%
de C.V.
Eduardo Luna	TBD	2%

Silver Trading (Barbados) Ltd.

Name and Jurisdiction

Name	Silver Trading (Barbados) Ltd.

Jurisdiction	Barbados

Addresses

Registered Office Address	2nd Floor Cedar Court, Wildey Business Park, Wildey, St.
Michael, BB 14006, Barbados

Chief Executive Office	TBD

Other Places of Business	TBD

Address of Senior Management	TBD

Address from Which Invoices and Accounts Issued	TBD

Share Capital

Authorized Capital	Unlimited number of shares of common shares.

Name of Shareholder	Number and Class of Shares	Percentage of Voting Stock Owned

Primero Mining Corp.	100	100%

Primero Mining Luxembourg Sarl

Name and Jurisdiction

Name	Primero Mining Luxembourg Sarl

Jurisdiction	Luxembourg

Addresses

Registered Office Address	2-4 avenue Marie-Therese, L-2132 Luxembourg

Chief Executive Office	TBD

Other Places of Business	TBD

Address of Senior Management	TBD

Address from Which Invoices and	TBD
Accounts Issued

Share Capital

Authorized Capital	20,000 ordinary shares with a nominal value of USD$1

Name of Shareholder	Number and Class of	Percentage of Voting Stock Owned
	Shares

Primero Mining Corp.	TBD	100%

EXECUTION VERSION

SCHEDULE “C”
INTER-CORPORATE DEBT

Promissory Note dated August 6, 2010 from Primero Empresa Minera, S.A. de C.V. to Primero Mining Luxembourg Sarl in the amount of US$116,500,000

Promissory Note dated August 6, 2010 from Primero Empresa Minera, S.A. de C.V. to Primero Mining Luxembourg Sarl in the amount of US$216,000,000

Loan Agreement dated July 15, 2009 between Mala Noche Resources Corp. and Mala Noche Resources, S.A. de C.V. whereby Mala Noche Resources Corp. has loaned CDN$2,248,217 to Mala Noche Resources, S.A. de C.V.

Promissory Note dated August 6, 2010 from Silver Trading (Barbados) Ltd. to Primero Mining Corp. in the amount of US$20,000.

SCHEDULE “D”
MATERIAL INDEBTEDNESS OR LIABILITIES

1.	Financial Indebtedness under the Credit Documents and the $50M Note;

2.	The Inter-Corporate Debt;

3.	The VAT Financing; and

4.	Obligations arising under the San Dimas SPA.

EXECUTION VERSION

SCHEDULE “E”
FORM OF COMPLIANCE CERTIFICATE

TO:	DESARROLLOS MINEROS SAN LUIS, S.A. DE C.V. or its assignee
(the “Noteholder”)

FROM:	PRIMERO MINING CORP. (the “Debtor”)

RE:	CONVERTIBLE NOTE IN THE PRINCIPAL AMOUNT OF U.S. $60,000,000.00 DATED AS OF THE EFFECTIVE DATE ISSUED BY THE DEBTOR IN FAVOUR OF THE NOTEHOLDER (THE "CONVERTIBLE NOTE")

DATE:	[•]

The Chief Financial Officer of the Debtor hereby certifies for and on behalf of the Obligors, in that capacity and not personally, that:

1.           Purpose

                                       This Compliance Certificate is delivered to you pursuant to Section 11(b) of the Convertible Note, in respect of the [Fiscal Year / Fiscal Quarter] ended _________________ (the “Fiscal Period”). All capitalized terms set forth in this Compliance Certificate and not otherwise defined herein shall have the respective meanings ascribed thereto in the Convertible Note.

                                       We have read and are familiar with the provisions of the Convertible Note and we have made or caused to be made such examinations or investigations, including a review of the applicable books and records of each of the Obligors, as are, in our opinion, necessary to furnish this Compliance Certificate, and we have furnished this Compliance Certificate with the intent that it may be relied upon by the Noteholder as a basis for determining compliance by the Obligors with their respective covenants and obligations under the Convertible Note and the other Credit Documents as of the date of this Compliance Certificate.

2.           Events of Default and Pending Events of Default

                                       No Event of Default or Pending Event of Default has occurred and is continuing on the date hereof.

3.           Financial Statements and Financial Covenant Compliance

                                       Attached hereto as Appendix I are the financial statements required to be delivered pursuant to Section 10(i) in respect of the Fiscal Period, being the [Fiscal Year / Fiscal Quarter] ended _______________. The amounts and calculations expressed herein are based on such financial statements and such financial statements include a detailed breakdown sufficient to permit the Noteholder to determine how the amounts reported below in respect of the Tangible Net Worth and Free Cash Flow (including in each case, the components thereof) were calculated. The amounts and calculations expressed herein have been computed in accordance with Section 11 of the Convertible Note.

A.           TANGIBLE NET WORTH

The Tangible Net Worth of Primero in respect of the Fiscal Period, as computed in Appendix II attached hereto, was:

Minimum Tangible Net Worth	Actual Tangible Net Worth
U.S. 400 million dollars	[•]

B.           FREE CASH FLOW

The Free Cash Flow of Primero on a consolidated basis in respect of the Fiscal Period, as computed in Appendix III attached hereto, was:

Maximum Free Cash Flow	Actual Free Cash Flow
$10 million dollars calculated on a rolling four (4) Fiscal Quarter basis	[•]

IN WITNESS WHEREOF I have signed this Compliance Certificate as of the date first set out above.

Name
Title:

Appendix I -Financial Statements

Appendix II – Tangible Net Worth

Total of Equity

LESS	intangibles (assets lacking physical substance)

LESS	deferred charges

LESS	leasehold improvements

LESS	deferred tax credits

Tangible Net Worth =

Appendix III - Free Cash Flow

(a)	Cash provided by operating activities as set out in the consolidated statement of the cash flows of the Debtor, as determined on a consolidated basis in accordance with GAAP, less, to the extent not already deducted,

(b)	all capital expenditures of the San Dimas Mine;

(c)	all principal and interest payable to the Noteholder under this Convertible Note;

(d)	all principal and interest payable to the Noteholder under the 50M Note; and

(e)	up to $5,000,000 per year on account of acquisition opportunities.

Free Cash Flow =

EXECUTION VERSION

SCHEDULE “F”
VENTANAS CONCESSIONS

MINING CONCESSIONS IN TAHONITAS PROJECT, LOCATED IN SAN DIMAS, DGO., MEXICO

No.	LOT	FILE	TITLE	TERM		AREA	Municipality	State	Registration
				FROM	TO	Has.			VOL.	PAGE	ACT
1	Ampl. Tayoltita Nte.	2/1.121-2117	215331	4/19/1994	4/18/2044	1,949.8447	San Dimas	Dgo.	324	56	111
2	Tahonitas	025/31180	221050	11/14/2003	11/13/2053	283.0000	San Dimas	Dgo.	340	35	70
TOTAL HECTARES:						2,232.8447

MINING CONCESSIONS AT TRUCHAS PROJECT

No.	NAME	FILE	TITLE	VALIDITY		SURFACE	Municipality	State		Registration
				FROM	TO	Hectares			ACT	PAGE	VOL
1	Ejido Huah1uapan *	25/32598	228062	9/29/2006	9/28/2056	500.0000	San Dimas	Dgo.	242	121	359
2	Truchas Uno	25/32691	228067	9/29/2006	9/28/2056	59.2227	San Dimas	Dgo.	247	124	359
3	Truchas Dos	25/32692	228068	9/29/2006	9/28/2056	81.9502	San Dimas	Dgo.	248	124	359
TOTAL HECTARES:						641.1729

*	This concession was bought at June 10, 2010, contract of surrender rights in processes of inscription in the Mining Public Registry.

MINING CONCESSIONS IN MALA NOCHE (VENTANAS) PROJECT, LOCATED IN SAN DIMAS, DGO., MEXICO

No.	NAME	SURFACE Ha.	FILE	TITLE	VALIDITY		MINING TAXES, PESOS
					FROM	TO	JAN. 05	JUL. 05	YEAR 05
1	La Prieta	9.0000	11897	151613	7/11/1969	7/10/2019	907	952	1,859
2	Maria Elena	22.0000	025/00702	167072	8/29/1980	8/28/2030	2,217	2,328	4,545
3	El Rosario	15.0000	025/01802	167073	8/29/1980	8/28/2030	1,512	1,588	3,100
4	Mina Grande	9.0000	025/01787	167074	8/29/1980	8/28/2030	907	952	1,859
5	Buen Dia	57.4732	025/01498	167075	8/29/1980	8/28/2030	5,793	6,083	11,876
6	Noche Buena	55.0000	025/01723	167076	8/29/1980	8/28/2030	5,543	5,820	11,363
7	Josefina	3.0000	025/01670	167077	8/29/1980	8/28/2030	302	317	619
8	San Cayetano	22.0000	025/01432	167078	8/29/1980	8/28/2030	2,217	2,328	4,545
9	California	6.0000	025/01500	167079	8/29/1980	8/28/2030	605	635	1,240
10	San Miguel	64.0000	025/01518	167080	8/29/1980	8/28/2030	6,451	6,774	13,225
11	Concepcion	6.3984	025/01809	169369	11/12/1981	11/11/2031	645	677	1,322
12	Mala Noche	499.0671	321.1/2-263	184834	12/5/1989	12/4/2039	50,301	52,816	103,117
13	Los Chabelos	197.0000	321.1/2-578	186020	12/14/1989	12/13/2039	19,856	20,849	40,705
14	Los Muros	30.0000	2/1.3/1113	203662	9/13/1996	9/12/2046	3,024	3,175	6,199

							MINING TAXES,
		SURFACE			VALIDITY		PESOS
15	Ampl. La Prieta	110.1412	2/1.3/1248	203983	11/26/1996	11/25/2046	11,101	11,656	22,757
16	Cuquita	40.7218	2/1.3/1256	204383	2/13/1997	2/12/2047	4,104	4,309	8,413
17	Tayoltita I Frac. A	226.0924	2/1.3/1727	210494	10/8/1999	10/7/2049	6,475	6,799	13,274
18	Tayoltita 1 Frac. B	439.6977	2/1.3-01610	210773	11/26/1999	11/25/2049	12,593	13,223	25,816
19	Mala Noche Frac. Sur	191.0000	2/2.4/02128	214781	12/5/1989	12/4/2039	19,251	20,214	39,465
20	El Colorin Frac. Sur	151.0964	2/2.4/02131	214785	11/23/1988	11/22/2038	15,229	15,990	31,219
21	Ampl. El Rosario	88.2349	2/2.4/02132	214786	10/31/1989	10/30/2039	8,893	9,338	18,231
22	Nuevo Ventanas Frac. Este	55.0000	2/2.4/02133	214787	12/5/1990	12/4/2040	5,543	5,820	11,363
23	San Cayetano	350.9048	2/2.4/02134	214788	12/19/1991	12/18/2041	35,368	37,136	72,504
24	Nvo. Ventanas Frac. Oeste	195.0109	2/2.4/02135	214789	10/10/1989	10/9/2039	19,655	20,638	40,293
25	Mala Noche Oeste	280.4521	2/1.121/02111	214842	7/16/1993	7/15/2043	28,267	29,680	57,947
26	Ampl. Mina Grande	117.0668	2/1.121-2119	215332	1/31/1997	1/30/2047	11,799	12,389	24,188
27	Mala Noche Norte Frac. 1	126.0000	2/2.4/02112	215614	4/19/1994	4/18/2044	12,700	13,335	26,035
28	Mala Noche Norte Frac. 2	104.0000	2/1.121/02113	215731	4/19/1994	4/18/2044	10,482	11,006	21,488
T O T A L :		3,470.3577					301,740	316,827	618,567

EXECUTION VERSION

SCHEDULE “G”
CONVERSION FORM

TO:      PRIMERO MINING CORP. (formerly MALA NOCHE RESOURCES CORP.)

All terms used herein but not defined shall have the meanings ascribed thereto in the within Note.

Pursuant to Section 3 of the Note, the undersigned Noteholder hereby irrevocably elects to convert the Principal Amount of $__________________ into __________________ Common Shares in accordance with the terms of the Note, at the Conversion Price, and directs that the Common Shares issuable and deliverable upon the conversion be issued and delivered to the person indicated below. In determining the number of Common Shares to be issued on conversion, the Principal Amount to be converted has been converted into Canadian dollars by multiplying that amount by 1.05

(If Common Shares are to be issued in the name of a person other than the Noteholder, all requisite transfer taxes must be tendered by the undersigned).

Print name in which Common Shares issued on conversion are to be issued, registered and delivered:

Name: ________________________________________________________________________________________________________

(Address)	(City, Province and Postal Code)

DATED this _____ day of _________________________, 20__.

[HOLDER]

By:		c/s
Name:
Title: